SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

Good Times Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

382140879
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P. (20-1356217)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%**
14	TYPE OF REPORTING PERSON* PN

*Consists of 500,000 shares of Common Stock and 100,000 warrants to purchase Common Stock which are currently exercisable.
**This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 100,000 warrants held by the Reporting Persons to be outstanding.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P. (20-1355992)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%**
14	TYPE OF REPORTING PERSON* PN

*Consists of 500,000 shares of Common Stock and 100,000 warrants to purchase Common Stock which are currently exercisable.
**This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 100,000 warrants held by the Reporting Persons to be outstanding.

1	NAME OF REPORTING PERSONS Hoak & Co. (75-2474026)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%**
14	TYPE OF REPORTING PERSON* CO

*Consists of 500,000 shares of Common Stock and 100,000 warrants to purchase Common Stock which are currently exercisable.
**This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 100,000 warrants held by the Reporting Persons to be outstanding.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%**
14	TYPE OF REPORTING PERSON* IN

*Consists of 500,000 shares of Common Stock and 100,000 warrants to purchase Common Stock which are currently exercisable.
**This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 100,000 warrants held by the Reporting Persons to be outstanding.

1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%**
14	TYPE OF REPORTING PERSON* IN

*Consists of 500,000 shares of Common Stock and 100,000 warrants to purchase Common Stock which are currently exercisable.
**This calculation is based on 5,105,114 shares of Common Stock of the Issuer outstanding as of February 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, and deems shares underlying 100,000 warrants held by the Reporting Persons to be outstanding.

The following constitutes the Schedule 13D (the “Schedule 13D”) filed by the undersigned.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is common stock, par value $.001 per share (the “Common Stock”), of Good Times Restaurants Inc. (the “Issuer”), a Nevada corporation.  The principal executive office of the Issuer is located at 601 Corporate Circle, Golden, Colorado 80401.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Hoak Public Equities, L.P., a Texas limited partnership (“HPE”), Hoak Fund Management, L.P., a Texas limited partnership (HPE’s general partner),  Hoak & Co., a Texas corporation (Hoak Fund Management, L.P.’s general partner), James M. Hoak (Hoak & Co.’s controlling shareholder), and J. Hale Hoak (President of Hoak & Co.) (together, the “Reporting Persons”).  Each of Hoak Fund Management, L.P., Hoak & Co, James M. Hoak and J. Hale Hoak, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by HPE.

(b)	The address of the principal business and the principal office of each of the Reporting Persons is 3963 Maple Avenue, Suite 450, Dallas, TX 75219.

(c)	Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Both James M. Hoak and J. Hale Hoak are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The purchase of Common Stock by HPE was made in a privately negotiated transaction, as more fully described in Item 6.  The warrants to purchase Common Stock were acquired as warrant coverage in connection with a 2013 capital raise by the Issuer.  The total amount of funds used for the purchase of Common Stock was $1,525,000.00.   All of the shares of Common Stock beneficially owned by HPE were paid for using working capital of HPE.  The other Reporting Persons do not hold shares of Common Stock directly but may be deemed to beneficially own the shares of Common Stock owned by HPE.

Item 4.	Purpose of the Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, at current market prices, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities, and the availability of Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.

The Reporting Persons may, from time to time, evaluate various alternatives that they might consider in order to influence the performance of the Issuer and the activities of the Board of Directors of the Issuer.  Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors, communicating with other stockholders, seeking Board representation, making proposals to the Company concerning the capitalization, operations and/or strategy of the Company, purchasing additional Common Stock or securities of the Issuer or selling or hedging some or all of their Common Stock or other securities or changing their intention with respect to any and all matters referred to in Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would  relate to or result in any of the  matters  set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

As described under Item 6, HPE and another purchaser, Rest Redux LLC, separately purchased shares of Common Stock pursuant to the Purchase Agreement (as defined in Item 6) and are parties to a Registration Rights Agreement (as defined in Item 6) in respect of the shares of Common Stock held by such purchasers.  The Reporting Persons expressly disclaim any membership in a group with, and beneficial ownership of any securities beneficially owned by, Rest Redux LLC and its affiliates or any other person (other than as reported herein).

Item 5.	Interest in Securities of the Issuer.

(a)
As of May 2, 2014, based upon 5,105,114 shares of Common Stock outstanding, HPE directly owned (1) an aggregate of 500,000 shares of Common Stock, representing approximately 9.6% of the outstanding Common Stock, and (2) warrants to purchase an aggregate of 100,000 shares of Common Stock exercisable within 60 days.  Hoak Fund Management, L.P. (as HPE’s general partner), Hoak & Co. (as Hoak Fund Management, L.P.’s general partner), James M. Hoak (Hoak & Co.’s controlling shareholder), and J. Hale Hoak (Hoak & Co.’s President) may be deemed to beneficially own (1) an aggregate of 500,000 shares of Common Stock, representing approximately 9.6% of the outstanding Common Stock, and (2) warrants to purchase an aggregate of 100,000 shares of Common Stock exercisable within 60 days, or 11.5% of the outstanding Common Stock in the aggregate.

(b)	Each Reporting Person may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Common Stock reported in this Schedule 13D owned directly by HPE.

(c)
As described under Item 6, HPE purchased 500,000 shares of Common Stock at a price of $3.05 in a privately negotiated transaction on May 2, 2014.  None of the Reporting Persons effected any other transaction in the Common Stock during the past 60 days.

(d)
No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 2, 2014, HPE purchased five hundred thousand (500,000) shares of Common Stock from Small Island Investments Ltd. (“SII”) at a price of $3.05 per share pursuant to a Purchase Agreement executed contemporaneously therewith between HPE, SII, the Issuer and Rest Redux LLC (the “Purchase Agreement”). SII is a controlled affiliate of David Dobbin, who is Chairman of the Issuer.  Rest Redux LLC also purchased 500,000 shares of Common Stock pursuant to the Purchase Agreement.

Pursuant to the Purchase Agreement, the Issuer agreed to enter, and concurrently entered, into a Registration Rights Agreement (the “Registration Rights Agreement”) with HPE and Rest Redux LLC pursuant to which the purchasers were granted certain demand and piggyback registration rights in respect of the shares of Common Stock held by them, including the Common Stock purchased pursuant to the Purchase Agreement.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

99.1	Purchase Agreement dated May 2, 2014 between Hoak Public Equities, L.P., Rest Redux LLC, Good Times Restaurants, Inc. and Small Island Investments, Ltd.
99.2	Registration Rights Agreement dated May 2, 2014 between Hoak Public Equities, L.P., Rest Redux LLC and Good Times Restaurants, Inc.
99.3	Joint Filing Agreement dated May 12, 2014 by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak and J. Hale Hoak

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   May 12, 2014

Hoak Public Equities, L.P. By: Hoak Fund Management, L.P., its general partner By: Hoak & Co., its general partner By: _/s/ J. Hale Hoak_______________ J. Hale Hoak President	Hoak Fund Management, L.P. By: Hoak & Co., its general partner By: _/s/ J. Hale Hoak_______________ J. Hale Hoak President
Hoak & Co. By: _/s/ J. Hale Hoak_______________ J. Hale Hoak President	James M. Hoak By: _/s/ James M. Hoak _________________ James M. Hoak
J. Hale Hoak By: _/s/ J. Hale Hoak_______________ J. Hale Hoak